SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11

SEC File No: 82-3622

7 March 2003

03007707

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan
Legal Counsel

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Encs.

dlw 3/31

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 21 2003
WASH. D.C. 155

/Announcement/Submission to SEC/KC/at

SEC File No: 82-3622

MASNET No. 13 OF 06.03.2003
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	05/03/2003
Date of change of interest:	05/03/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	4,382,000
% of issued share capital:	0.246
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3133
No. of shares held before the transaction:	513,274,411
% of issued share capital:	2.8794
No. of shares held after the transaction:	517,656,411
% of issued share capital:	2.904

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,084,318,873	
% of issued share capital:	6.0829	
No. of shares held after the transaction:	1,088,700,873	
% of issued share capital:	6.1074	
Total shares:	1,088,700,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 06/03/2003, the date of receipt of the notice, to the SGX

MASNET No. 42 OF 05.03.2003
Announcement No. 60

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	05/03/2003
Date of change of interest:	27/02/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.31000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,586,000	11,971,746,896
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,686,000	11,971,746,896
% of issued share capital:	0.01	67.16
Total shares:	2,686,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/03/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 7 OF 04.03.2003
Announcement No. 7

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	03/03/2003
Date of change of interest:	03/03/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(439,000)
% of issued share capital:	0.0025
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3189
No. of shares held before the transaction:	463,496,051
% of issued share capital:	2.6001
No. of shares held after the transaction:	463,057,051
% of issued share capital:	2.5977

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,084,757,873	
% of issued share capital:	6.0853	
No. of shares held after the transaction:	1,084,318,873	
% of issued share capital:	6.0829	
Total shares:	1,084,318,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 04/03/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 20 OF 03.03.2003
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	03/03/2003
Date of change of interest:	25/02/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	(50,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.35000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: % of issued share capital:	2,636,000 0.01	11,971,746,896 67.16
No. of shares held after the transaction: % of issued share capital:	2,586,000 0.01	11,971,746,896 67.16
Total shares:	2,586,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/03/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 16 OF 03.03.2003
Announcement No. 16

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	28/02/2003
Date of change of interest:	28/02/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: Please specify details:	Others Transfer of shares from an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(86,000)
% of issued share capital:	0.0005
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	513,360,411
% of issued share capital:	2.8799
No. of shares held after the transaction:	513,274,411
% of issued share capital:	2.8794

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,084,843,873	
% of issued share capital:	6.0858	
No. of shares held after the transaction:	1,084,757,873	
% of issued share capital:	6.0853	
Total shares:	1,084,757,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/03/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 15 OF 03.03.2003
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	28/02/2003
Date of change of interest:	28/02/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: Please specify details:	Others These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	7,541,000
% of issued share capital:	0.0423
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3166
No. of shares held before the transaction:	505,819,411
% of issued share capital:	2.8376
No. of shares held after the transaction:	513,360,411
% of issued share capital:	2.8799

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,077,302,873	
% of issued share capital:	6.0435	
No. of shares held after the transaction:	1,084,843,873	
% of issued share capital:	6.0858	
Total shares:	1,084,843,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/03/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 14 OF 03.03.2003
Announcement No. 14

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	28/02/2003
Date of change of interest:	28/02/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares to an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	86,000
% of issued share capital:	0.0005
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	463,410,051
% of issued share capital:	2.5997
No. of shares held after the transaction:	463,496,051
% of issued share capital:	2.6001

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,077,216,873	
% of issued share capital:	6.043	
No. of shares held after the transaction:	1,077,302,873	
% of issued share capital:	6.0435	
Total shares:	1,077,302,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 03/03/2003, the date of receipt of the notice, to the SGX